

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 28, 2017

<u>Via E-Mail</u>
Gerasimos Kalogiratos
Chief Executive Officer and Chief Financial Officer
Capital GP L.L.C
3 Iassonos Street
Piraeus
18537 Greece

> **Re: Capital Product Partners L.P.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed February 3, 2017**
> **File No. 1-33373**

Dear Mr. Kalogiratos:

    We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

<u>Risk Factors, page 9</u>
<u>Our vessels may be chartered or sub-chartered, or call on ports, located in countries that are subject to restrictions and sanctions…, page 34</u>

1. You disclose on page 37 of your 2014 Form 20-F that one vessel in your fleet made two port calls to Sudan in 2014. Please tell us the approximate dollar amounts of any associated revenues, assets, and liabilities for these port calls to Sudan.

2. In your 2016 Form 20-F, you state that in 2016 none of your vessels made port calls in Cuba or Syria. You make no statement about Sudan. Please tell us whether any vessels made port calls in Sudan in 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Anne Parker
       Assistant Director